SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2001

(Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(Continued on the following pages)

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Australia
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               339,100 - See Item 5

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corp. 13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership 13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thaddeus S. Jaroszewicz
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   100
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     100
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 to Schedule 13D amends solely Items 4, 5 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment No. 1 filed on February 15, 2001, Amendment No. 2 filed on March 12, 2001 and Amendment No. 3 filed on March 19, 2001, by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz and HS Morgan Corp., a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 4.   Purpose of Transaction.

On April 2, 2001 HS Morgan Corp. submitted to Tab Products Co. the letter attached hereto as Exhibit No. 1.

Item 5.    Interest in Securities of the Issuer

Since the filing of Amendment No. 3 to Schedule 13D, Hamilton Sorter has not acquired any Tab shares except that Thaddeus S. Jaroszewicz, Chief Executive Officer of Hamilton Sorter and now hereby a member of this filing group, purchased 100 Tab shares in the open market on March 30, 2001 at $3.59 per share.

Item 7.       Material to be filed as Exhibits.

1.	April 2, 2001 HS Morgan Corp. Letter to Tab Products Co.

Dated: April 2, 2001

______________________________________
*Phillip Ean Cohen

HAMILTON SORTER CO., INC.,
an Ohio corporation

*By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
         Thaddeus S. Jaroszewicz

    /s/Thaddeus S. Jaroszewicz
         ____________________________________
       Thaddeus S. Jaroszewicz
         ____________________________________

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By:  HS MORGAN CORP., the General Partner

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Its:    President
         ____________________________________

HS MORGAN CORP.
a Delaware corporation

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Title:    President
         ____________________________________

*By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
         Thaddeus S. Jaroszewicz
         Attorney-in-Fact

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014
Tel: (513) 870-4478
Fax: (513) 870-4468

April 2, 2001

Tab Products Co.
2130 Gold Street
P.O. Box 649061
San Jose, California 95002

Attention:     Gary Ampulski
                    Chief Executive Officer

Dear Mr. Ampulski:

In last Thursday’s investor conference call I expressed my shock (as a significant Tab stockholder) that, after ninety days in the CEO’s seat and despite what you described as “many interactions with the Board,” you have no Board-approved plan to bring Tab immediately to a break even operating level and thereafter to profitability. On the conference call, you noted that such a plan wasn’t “rocket science,” and I agree.

The time to implement a turnaround plan is now. Tab has suffered aggregate operating losses of $23.4 million over the last twenty one months. As a significant Tab stockholder, I insist that the bleeding be stopped now. You must act as though Tab’s cash position did not exist. The business owes it owners and other stakeholders a profit, not further erosion of its asset base.

I recommend that your plan include the following actions:

  Sell Company-owned dealers. I agree that Tab's manufacturing operations are in good shape. However, I cannot agree that running a dual channel distribution system will be effective. You can remedy the current suboptimal situation by taking one of the following steps:

a)	Sell or transfer the direct Company-owned dealer operations to a geographically adjoining Tab independent dealer; or

b)	Sell or transfer the direct Company-owned dealer operations to the branch manager; or

c)	Take other immediate action to make each Company-owned dealer profitable.

  I am not aware of any small, profitable specialty office products manufacturers that run their own dealerships. Successful dealerships require entrepreneurial management, which is unlikely to be found in any corporate environment. You do not want to lose the revenue stream, but you must reduce the fixed costs of the direct operations.

  Reduce all non-essential corporate headquarter costs. The Company has indicated that moving the headquarters from San Jose to Chicago will save it $1 million per year. I cannot understand why all corporate operations cannot be located in Mayville, which would enable the Company to save all travel, communication and other costs related to having a headquarters that is remote from its main facility. Customers and dealers will travel to Mayville, as they have for the past several decades.

  Mayville is about fifty miles northwest of Milwaukee, which is a very attractive city (recently found, in fact, by a national publication to be the No. 1 most underrated city in the United States) with beautiful northern suburbs. The notion that you cannot attract management talent to work in Mayville, living either in the Mayville area or in suburban north Milwaukee, is based on a specious, big city attitude. Having a remote office is clearly a waste of corporate assets that will produce no incremental return to Tab’s stockholders or its customers.

  Consolidate all Wisconsin operations into your main manufacturing facility and sell your smaller facility. There is no reason that you need two manufacturing sites north of Milwaukee. Your operations team can consolidate all of Tab’s metal and paper operations into your main facility, which would further reduce Tab’s operating costs. While it would require some capital investment, this would be offset by the cost savings and the proceeds from the sale of Tab’s smaller, Lomira facility.

  Reduce other costs until Tab’s current Selling, General & Administrative cost to sales ratio is less than 30%. Tab needs to be profitable TODAY. The expense side of the business has to fit the size of the business as it stands today, not as it may be two years from now. Your current run rate is $100 million annualized, based on bookings of $25 million for the latest quarter, which you indicated on the conference call. You have to operate profitably at your current, not future, run rate.

  The strategy of deferring expense reductions has already failed, to the tune of $23.4 million in aggregate operating losses in the last twenty one months. You have to take actions as though Tab had no money. The cash on Tab’s balance sheet has given Tab’s management the ability to squander $23.4 million by ducking the hard business decisions that should have been made two years ago.

  In Thursday’s conference call you stated that you have had the experience of working for, and owning stock in companies with CEOs that destroyed shareholder value and that, from the shareholders’ point of view, “it didn’t make [your] day.” The ongoing destruction of shareholder value at Tab through operating losses and dissipation of assets doesn’t make my day, either.

  Change the commission payment system so that dealers and salespeople get paid after the Company gets paid. Tab’s current system of paying commissions upon shipment has led to accounts receivable that are, on average, between sixty and ninety days old. Everyone involved in the selling and manufacturing process has to have an economic incentive to collect the money owed to Tab. Initially many people will complain, but payment of commissions after collection of an invoice is standard practice in the specialty office products industry.

My advice and strong interest is that you do not wait any longer. Take action NOW. Otherwise, it appears that Tab will continue to incur losses and squander its cash reserves by the end of the year.

Very truly yours, HAMILTON SORTER CO., INC. By: /s/Thaddeus S. Jaroszewicz Thaddeus S. Jaroszewicz Chief Executive Officer

c:      William M. Lafferty, Esq.
        Edward E. Steiner, Esq.